ROBERT A. FREEDMAN	August 26, 2020	EMAIL: RFREEDMAN@FENWICK.COM Direct Dial: +1 (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jeffrey Gabor

Laura Crotty

Rolf Sundwall

Jeanne Baker

Re:	Prelude Therapeutics Incorporated

Draft Registration Statement on Form S-1

Submitted July 23, 2020

CIK No. 0001678660

Ladies and Gentlemen:

On behalf of Prelude Therapeutics Incorporated (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 2 (“Draft No. 2”) of the Confidential Draft Registration Statement on Form S-1 (CIK No. 0001678660) originally confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on July 23, 2020 (the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated August 19, 2020 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Draft No. 2 to update certain other disclosures.

U.S. Securities and Exchange Commission

Attention:

August 26, 2020

Draft Registration Statement on Form S-1

Overview, page 2

1.

Given the status of your development of your product candidates, please tell us the basis for your claims on page 1 and throughout the registration statement that your product candidates are potent and selective.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1, 2, 3, 83, 95, 96, 97, 98, 108, 118, 124 and 132 of Draft No. 2.

2.

Please revise your pipeline tables on pages 2 and 93 to include columns depicting each of Phase 1, Phase 2, and Phase 3 to ensure that all stages in the clinical trial process prior to seeking FDA approval are shown. In addition, please remove the “Pivotal” label, as it is premature to suggest that the completion of the Phase 1/2 clinical trials will lead to a pivotal Phase 3 trial for the products listed. Note that the arrows for each listed program should be accurately drawn to show the precise phase of development after the table has been revised.

The Company respectfully acknowledges the Staff’s comment and has revised its pipeline tables on pages 2, 96 and 99 of Draft No. 2.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 5

3.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Under separate cover, the Company has concurrently herewith supplementally provided the Staff with a copy of the corporate presentation slide deck that has been presented visually, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company respectfully requests that the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will provide the Staff with copies of any such written communications.

Use of Proceeds, page 72

4.

Please revise the discussion to identify the stage of clinical development you expect to achieve with the proceeds of the offering for PRT543, PRT811, and PRT1419. To the extent you expect to begin a particular stage of development but do not expect to complete it, please indicate that you will need to raise additional funding to complete that stage of development.

The Company respectfully advises the Staff that it has revised the disclosure on page 73 of Draft No. 2 in response to the Staff’s comment to identify the stage of clinical development the Company expects to achieve with the proceeds of the offering for PRT543, PRT811, and PRT1419.

U.S. Securities and Exchange Commission

Attention:

August 26, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation, page 88

5.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Target Selection, page 99

6.

We note your statements regarding your framework for optimizing your drug discovery and development efforts that you believe “increases the probability of clinical and regulatory success....” We also note your statements that you believe your approach “will result in better targeted and more effective cancer therapies” and that you have observed “promising clinical activity” to date. Please revise the prospectus to remove any statements, such as these, that imply forthcoming regulatory approval of your product candidates or the safety and efficacy of your candidates, as these determinations are the exclusive authority of the FDA or other regulators.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1, 3, 83, 95, 97, 98, 100, 106 and 112 of Draft No. 2 to remove any suggested expectation regarding regulatory approval or the safety and efficacy of its product candidates and to reaffirm that any conclusions regarding the safety and efficacy of the Company’s product candidates are solely within the purview of the FDA and other regulatory agencies.

Our Product Candidates, page 101

7.

Revise to explain briefly key measures you cite throughout your Business section, including terms such as “complete response” and “stable disease.” Also, please ensure that you provide a balanced presentation of clinical results. In this regard, we note that your discussion of the interim and preliminary efficacy data for your PRT543 Phase 1 trial where you highlight a patient with a confirmed complete response but you do not provide interim data for the other 25 patients. Please revise or advise.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1, 16, 83, 95 and 98 of Draft No. 2.

8.

Please revise the discussion that accompanies Tables 2, 3, and 5 to clarify how these results demonstrate the relative inhibitory potency of your product candidates and also discuss why the levels achieved support continued clinical development.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 114, 116 and 123 of Draft No. 2.

U.S. Securities and Exchange Commission

Attention:

August 26, 2020

Group A (Solid Tumors), page 111

9.	Please revise your disclosure to briefly explain the parameters “Tmax” and “AUC0-T” listed in the tables on pages 111, 112 and 119.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 114 of Draft No. 2 to define the terms used in the tables.

Employment Arrangements with our Named Executive Officers, page 153

10.	Please file your employment agreements with each of your executive officers as exhibits to the registration statement, as required by Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and will file its employment agreements with each of its executive officers as exhibits to the registration statement when available, as required by Item 601(b)(10) of Regulation S-K.

Audited Financial Statements as of December 31, 2018 and 2019 and for the Years then Ended

Note 1 Net Loss Per Share and Unaudited Pro Forma Net Loss Per Share, page F-11

11.

Your pro forma net loss per share calculation appears to assume that the 8,823,529 shares of Series B convertible preferred stock issued in May 2019 converted at the beginning of the period rather than at their date of issuance. Please refer to ASC 260-10-45-40(c) and advise or revise your pro forma information accordingly. Also, once you update your financial statements for the six months ended June 30, 2020, please address this comment as it relates to the 8,823,529 shares of Series B convertible preferred stock issued in March 2020.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-11 and F-12 of Draft No. 2 to assume that the 8,823,529 shares of Series B convertible preferred stock issued in May 2019 converted at their date of issuance per ASC 260-10-45-40(c). In addition, the Company has presented this information consistently in the financial statements for the six months ended June 30, 2020 included in this Draft No. 2.

* * * * * * *

U.S. Securities and Exchange Commission

Attention:

August 26, 2020

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, Julia Forbess at (415) 875-2420.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman

Partner

cc:	Kris Vaddi, Ph.D., Chief Executive Officer

Brian Piper, M.B.A., Chief Financial Officer

Prelude Therapeutics Incorporated

Effie Toshav, Esq.

Julia Forbess, Esq.

Fenwick & West LLP